UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

Application for Deregistration of Certain Registered Investment Companies

I.       General Identifying Information

1.       Reasons   fund  is  applying  to   deregister   (check  only  one;  for
         descriptions, see Instruction I above):

         [X]      Merger

         [ ]      Liquidation

         [ ]      Abandonment of Registration
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a Business Development Company
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: AARP Growth Trust

3.       Securities and Exchange Commission File No.: 811-04048

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X]      Initial Application                [ ]      Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         Two International Place
         Boston, Massachusetts 02110-4103

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Joseph R. Fleming
         Dechert
         Ten Post Office Square - South
         Boston, Massachusetts 02109-4603
         (617) 728-7100

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7.       Name,  address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         Zurich Scudder Investments, Inc.
         Two International Place
         Boston, Massachusetts 02110-4103
         (617) 295-1000

8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [X]      Open-end                  [ ]      Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

         Massachusetts

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Zurich Scudder Investments, Inc. (formerly Scudder Kemper Investments, Inc. and Scudder, Stevens & Clark, Inc.)
         345 Park Avenue
         New York, New York 10154-0010

         Deutsche Asset Management, Inc. (formerly Bankers Trust Company) 130 Liberty St.
         17th Floor
         New York, New York 10006

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         Scudder Investor Services, Inc.
         Two International Place
         Boston, Massachusetts  02110

13.      If the fund is a unit investment trust ("UIT") provide:


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         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

         [ ]      Yes      [X]      No

         If Yes, for each UIT state:
                  Name(s):

                  File No.:  811-
                                 --------------------

                  Business Address:

15.      (a)      Did the  fund  obtain  approval  from the  board of  directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]      Yes      [ ]     No

                  If Yes,  state the date on which the  board  vote took  place:
                  February 7, 2000

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration.

                  [X]      Yes      [ ]     No

                  If Yes, state the date on which the shareholder vote took place: July 11, 2000

                  If No, explain:

II.      Distributions to shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X]      Yes      [ ]      No

         (a) If Yes, list the date(s) on which the fund made those distributions: September 11, 2000

         (b)      Were the distributions made on the basis of net assets?

                  [X]      Yes      [ ]     No


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         (c)      Were the distributions made pro rata based on share ownership?

                  [X]      Yes      [ ]     No

         (d)      If  No  to  (b)  or  (c)   above,   describe   the  method  of
                  distributions  to  shareholders.   For  Mergers,  provide  the
                  exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [ ]      Yes      [ ]     No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [ ]      Yes      [ ]      No

         If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.      Has the fund distributed all of its assets to the fund's shareholders?

         [X]      Yes      [ ]      No

         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [ ]      Yes      [X]      No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [ ]      Yes      [X]      No


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         If Yes,

         (a) Describe the type and amount for each asset retained by the fund as of the date this form is filed:

         (b)      Why has the fund retained the remaining assets?

         (c)      Will the remaining assets be invested in securities?

                  [ ]      Yes      [ ]     No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [ ]      Yes      [X]      No

         If Yes,

         (a)      Describe   the  type  and   amount   of  each  debt  or  other
                  liabilities:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      Information About Events(s) Leading to Request for Deregistration

22.      (a)      List the expenses  incurred in  connection  with the Merger or
                  Liquidation:

                  (i)      Legal expenses: $124,373

                  (ii)     Accounting expenses: $54,738

                  (iii)    Other  expenses   (list  and  identify   separately):
                           printing, solicitation and related expenses: $807,269

                  (iv)     Total  expenses  (sum  of  lines  (i)-(iii)   above):
                           $986,380

         (b)      How were those expenses allocated?

                  See answer to (c) below.

         (c)      Who paid those expenses?

                  Scudder  Global Fund,  Inc.  paid  $53,834 in legal  expenses;
                  $23,693 in accounting expenses; and $252,147 in printing, solicitation and related expenses. This totaled $329,674. Pursuant to an agreement with Zurich Scudder Investments, Inc. to cap expenses of the merger, Scudder Global Fund, Inc. paid $46,236 and Zurich Scudder Investments, Inc. paid $283,438.


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                  AARP Global Growth Fund paid $14,891 in legal expenses; $6,554 in accounting expenses; and $108,205 in printing, solicitation and related expenses. The total cost to shareholders was $129,650.

                  Scudder S&P 500 Index Fund paid $15,607 in legal expenses; $6,869 in accounting expenses; and $50,704 in printing, solicitation and related expenses. This totaled $73,180, which was paid by Zurich Scudder Investments, Inc.

                  AARP U.S.  Stock  Index Fund paid  $40,041 in legal  expenses;
                  $17,622 in accounting expenses; and $396,213 in printing, solicitation and related expenses. The total cost to shareholders was $453,876.

         (d)      How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the commission regarding the Merger or Liquidation?

         [ ]      Yes      [X]      No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       Conclusion of Fund Business

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]      Yes      [X]      No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]       Yes      [X]      No

         If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

26.      (a)      State the name of the fund surviving the Merger:

                  1) Scudder S&P 500 Index Fund, a series of Investment Trust, acquired the assets and liabilities of AARP U.S. Stock Index Fund.

                  2) Scudder Global Fund, a series of Global/International Fund, Inc., acquired the assets and liabilities of AARP Global Growth Fund.


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         (b)      State  the  Investment  Company  Act file  number  of the fund surviving the Merger:

                  811-00043 (Investment Trust)

                  811-04670 (Global/International Fund, Inc.)

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  Investment Trust
                  File No.:  333-31856
                  Form Type:  497
                  Date Filed:  April 26, 2000

                  Global/International Fund, Inc.
                  File No.:  333-31806
                  Form Type:  497
                  Date Filed:  April 25, 2000

         (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of AARP Growth Trust, (ii) he is the Assistant Secretary of AARP Growth Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Date:    November 21, 2001
                                                /s/ John Millette
                              --------------------------------------------------
                                                John Millette
                                                Assistant Secretary